UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

XBIOTECH INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value
(Title of Class of Securities)

98400H102
(CUSIP Number of Class of Securities)

John Simard
President and Chief Executive Officer
5217 Winnebago Lane
Austin, TX 78744
(512) 386-2900
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
David G. Andersen, Esq.
R. Randall Wang, Esq.
Jennifer A. D’Alessandro, Esq.
Bryan Cave Leighton Paisner LLP
120 Broadway, Suite 300
Santa Monica, CA 90401-2386
(310) 576-2100

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$420,000,000	$54,516
*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $420,000,000 in value of common shares, no par value.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $54,516	Filing Party: XBiotech Inc.
Form or Registration No.: Schedule TO	Date Filed: January 14, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on January 14, 2020, (the “Schedule TO”) , as amended and supplemented on February 5, 2020 and February 13, 2020. The Schedule TO relates to the offer by XBiotech Inc., a British Columbia corporation (“XBiotech” or the “Company”), to purchase up to $420,000,000 in value of its common shares, no par value per share (the “Shares”), at a price not greater than $33.00 nor less than $30.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 14, 2020 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and Rule 13e-4(d) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3. You should read this Amendment No. 3 together with Amendment No. 1, Amendment No. 2, the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

The Schedule TO is hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 is hereby amended and supplemented by adding the following:

“On February 13, 2020, XBiotech issued an additional press release announcing the corrected preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on February 12, 2020. A copy of such press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated January 14, 2020.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)*	Press Release, dated January 14, 2020.
(a)(5)(ii)*	Summary Advertisement, dated January 14 2020.
(a)(5)(iii)**	Press Release, dated February 13, 2020.

Exhibit No.	Description
(a)(6)(iv)	Press Release (corrected), dated February 13, 2020
(b)	Not Applicable.

(d)(i)	XBiotech 2005 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 2, 2015).
(d)(ii)	XBiotech Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed with the SEC on March 10, 2015).
(d)(iii)	Executive Employment Agreement dated as of March 22, 2005 between XBiotech and John Simard (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 2, 2015).
(d)(iv)	Change in Control Agreement dated as of March 22, 2005 between XBiotech and John Simard (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 2, 2015).
(d)(v)	Form of indemnification agreement between XBiotech and each director of XBiotech (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 2, 2015).
(d)(vi)	Board Member Agreement, dated as of July 10, 2019, by and between XBiotech Inc. and Peter Libby (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 16, 2019 (File No. 001-37347) and incorporated herein by reference).
(g)	Not Applicable.
(h)	Not Applicable.
* Filed as an exhibit to the Schedule TO
** Filed as an exhibit to Amendment No. 2 to the Schedule TO

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XBIOTECH INC.

By: /s/ John Simard
Name: John Simard
Title: President and Chief Executive Officer

Dated: February 13, 2020